UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2020

COMMISSION FILE NUMBER 001-39081

BioNTech SE

(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of BioNTech Rights Offering

BioNTech SE (Nasdaq: BNTX) (“BioNTech” or the “Company”) a clinical-stage biotechnology company focused on patient-specific immunotherapies for the treatment of cancer and infectious diseases, had previously announced an offering of rights to subscribe for new ordinary shares and new American Depositary Shares (“ADSs”) representing new ordinary shares. The respective subscription periods expired on August 14, 2020 (the “expiration date”). Pursuant to the rights offering, subscribers will purchase an aggregate of 16,124 ordinary shares, represented by 16,124 ADSs, at the subscription price of $93.00 per ADS. Delivery of the ADSs in the rights offering is expected to be made on or about August 27, 2020.

BioNTech expects to use the net proceeds that it receives from the exercise of the subscription rights issued in the rights offering for general corporate purposes.

If a holder of ordinary shares or ADSs did not exercise its ordinary share or ADS subscription rights prior to the expiration date, such rights have expired and are void and have no value, and such rights will not affect the number of ordinary shares (including those represented by ADSs) held by such holder.

A registration statement on Form F-1, as amended, relating to the rights and ordinary shares was previously filed with the Securities and Exchange Commission (the “SEC”) and declared effective on July 24, 2020. A prospectus relating to the rights offering was filed with the SEC on July 23, 2020 and is available on the SEC’s website.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended including, but not limited to, statements concerning the size and timing of the offerings. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this report are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual Report on Form 20-F and those described in BioNTech’s prospectus filed with the SEC on July 23, 2020 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this report in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer and Chief Operating Officer

Date: August 18, 2020